EXHIBIT 12

INTERNATIONAL LEASE FINANCE CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK
DIVIDENDS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2002
(Dollars in thousands)

	2003	2002

	(Unaudited)
Earnings:
Net Income	$375,174	$389,624
Add: Add:
Provision for income taxes	192,477	190,048
Fixed charges	735,246	689,830
Less: Less:
Capitalized interest	36,159	44,968

Earnings as adjusted (A)	$1,266,738	$1,224,534

Preferred dividend requirements	$2,925	$18,635
Ratio of income before provision for income taxes to net income	151%	149%

Preferred dividend factor on pretax basis	$4,417	$27,766
Fixed Charges:
Interest expense	689,141	625,488
Capitalized interest	36,159	44,968
Interest factor of rents	9,946	19,374

Fixed charges as adjusted (B)	735,246	689,830

Fixed charges and preferred stock dividends (C)	$739,663	$717,596

Ratio of earnings to fixed charges (A) divided by (B)	1.72x	1.78x

Ratio of earnings to fixed charges and preferred stock dividends (A) divided by (C)	1.71x	1.71x